UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In May 2019, Powerbridge Technologies Co., Ltd. (the “Company”) has made available an updated investor presentation (the “Presentation”). The Presentation gives an overview of Powerbridge current corporate development for its global trade software business. The Company also posted such Presentation to its website at https://ir.powerbridge.com/news/events. A copy of the Presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Neither this report on Form 6-K nor the Presentation attached hereto as Exhibit 99.1 constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Investor Presentation - May 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Ban Lor
Ban Lor Chief Executive Officer

Date: May 21, 2019

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